RESOLUTION OF THE BOARD OF DIRECTORS OF

                          MEDIVEST, INC.


          The undersigned, being all of the duly elected and incumbent directors of Medivest, Inc., a Utah corporation (the "Corporation"), acting pursuant to Section 16-10a-821 of the Utah Revised Business Corporation Act, do hereby unanimously consent to and adopt the following resolutions, effective the date hereof:

          RESOLVED, that the Corporation shall undertake a reverse split of its common stock on the basis of one share for approximately 43.74, effective at 8:00 a.m., Mountain Daylight Time, on October 12, 1995, provided that no stockholder's holdings shall be reduced to less than one share as a result of said reverse split, with all fractions being rounded up to the nearest whole share, and further provided that certain principal stockholders who have agreed to deliver up to 1000 shares to cover any rounding do in fact deliver such shares for cancellation;

          FURTHER, RESOLVED, that Leonard W. Burningham, Esq., is hereby authorized to prepare such documentation and do such acts as are necessary to implement said reverse split; and

          FURTHER, RESOLVED, that the Bylaws of the Company be and they hereby are amended to reflect that the provisions of Utah Control Share Acquisition Act shall not be applicable to the Company; and

          FURTHER, RESOLVED, that William R. Stoddard execute such amendment to the Bylaws in his capacity as Secretary of the Company.


Date: 10/2/95                      /s/  John Williams

Date: 10/2/95                      /s/ William R. Stoddard